Exhibit 2.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2024, Auna S.A. (the “Company,” “we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.01 per share	AUNA	New York Stock Exchange

General—Corporate Purpose, Registered Office, Fiscal Year and Duration of the Company

We are a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office located at 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B267590. The Company is governed by the laws of Luxembourg and in particular the Act.

Our articles of association provide that the Company’s corporate object is to hold, directly or indirectly, equity or other interests in other persons, including our subsidiaries, and take all actions as are necessary or useful to realize these objects. The Company has the power to carry out the following actions:

(1)

the acquisition, holding, management and disposal, in any form, by any means, directly or indirectly, of participations, rights and interests in, and obligations of, Luxembourg and non-Luxembourg companies, partnerships or other incorporated or non-incorporated entities;

(2)

the acquisition by purchase, subscription, assumption or in any other manner and the transfer by sale, exchange or in any other manner of equity securities, bonds, debentures, notes and other securities or financial instruments of any kind and contracts thereon or related thereto;

(3)

the ownership, administration, development and management of a portfolio of assets, including real estate assets and the assets referred to in (1) and (2) above on its own behalf and on behalf of third parties;

(4)

the holding, acquisition, disposal, development, licensing or sublicensing, and management of, or the investment in, any patents or other intellectual property rights of any nature or origin as well as the rights deriving therefrom;

(5)

the issuance of debt and equity securities in any currency and in any form including by way of: the issue of shares, notes, bonds, debentures or any other form of debt or equity security and in any manner, whether by way of private placement, public offering or otherwise; and borrowing from any third party, including banks, financial institutions, or other person whether or not affiliated with the Company;

(6)

to the extent permitted under Luxembourg law, the provision of any form of equity or debt funding or any other form of financial assistance in any currency and whether or not financed by any of the methods mentioned in (5) above and whether subordinated or unsubordinated, to any person including to the Company’s subsidiaries, affiliates and/or any other persons that may or may not be shareholders or affiliates of the Company;

(7)

the giving of guarantees or the creation of any form of encumbrance or security over all or any of its assets to guarantee or secure its own obligations or those obligations and undertakings of any other companies or persons that may or may not be shareholders or affiliates, and, generally, for its own benefit and/or the benefit of any other persons that may or may not be shareholders or affiliates of the Company;

(8)	taking any actions designed or intended to protect the Company against credit, currency exchange, interest rate or other risks; and

(9)	to undertake commercial activities in any jurisdiction and render services in general, directly or on behalf of third parties, subject to having obtained the requisite authorization.

The Company’s registered office is located at 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg.

The fiscal year of the Company begins on the first day of January of each year and ends on December 31 of the same year.

The Company is incorporated for an unlimited period of time.

Our authorized share capital amounts to US$11,500,000 consisting of:

(i)	500,000,000 authorized class A shares, with a nominal value of US$0.01 each, having the rights given to such class A shares in the articles of association of the Company; and

(ii)	65,000,000 authorized class B shares, with a nominal value of US$0.10 each, having the rights given to such class B shares in the articles of association of the Company.

The rights of the holders of the class A shares and the class B shares will be identical except for nominal value, voting and conversion rights. See “—Voting Rights.”

Our outstanding share capital is fully subscribed and fully paid up, consisting of 30,095,388 class A shares issued and outstanding and 43,917,577 class B shares issued and outstanding.

Board of Directors

Our articles of association provide that our business is to be managed and conducted by or under the direction of our board of directors. In managing the business of the Company, the board of directors may exercise all the powers of the Company that are not reserved by Luxembourg law or by our articles of association to the general meeting of the shareholders. There is no requirement in our articles of association or Luxembourg law that our directors hold any of our shares.

Our articles of association provide that our board of directors shall consist of no fewer than three directors, with the total number of directors being determined by the board from time to time. Our board of directors will be classified into three classes of directors that are, as nearly as possible, one third of the total number of directors constituting the entire board of directors. (i) The class A directors shall serve for an initial three-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2026, (ii) the class B directors shall serve for an initial four-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2027 and (iii) the class C directors shall serve for an initial five-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2028. Following the expiry of their initial term, each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Any director appointed to fill any vacancy on the board of directors must be put in a specific class and only serves until the term of such class expires.

A quorum of the board of directors shall be a majority of directors. No valid decision of the board of directors may be taken if the relevant resolution has not been approved by the majority of the directors present or represented. In case of an equality of votes, the chairman shall have the right to cast the deciding vote. The board of directors may also take decision by means of resolutions in writing signed by all directors. Each director has one vote. Our articles of association provide that any director may be removed at a shareholders meeting with or without cause by an ordinary resolution, and any vacancy may be filled by the board of directors (other than where a director is removed from office by the shareholders, in which case the shareholders shall elect a director to fill such vacancy by ordinary resolution in accordance with our articles of association), on a provisional basis until the provisional appointment of the director appointed by the board of directors is confirmed at the next general meeting of shareholders.

The compensation of our directors will be determined by our board of directors, subject to ratification by the shareholders at the annual general meeting approving the annual accounts of the relevant fiscal year, and there is no requirement that a specified number or percentage of independent directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Share Repurchases

We may repurchase issued shares or have another person repurchase issued shares for our account, subject to the following conditions:

(i)	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth

a.	the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased;

b.	the duration of the period for which the authorization is given, which may not exceed five years; and

c.

in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of shares acquired by either the Company, or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;

(ii)

the repurchase, including the shares that the Company has previously acquired and that it holds in treasury as well as the shares acquired by a person acting in its own name but for the account of the Company, may not have as consequence that the Company’s net assets fall below the sum of the subscribed share capital, plus any reserves that the law or the articles do not allow to distribute;

(iii)	only fully paid-up shares may be repurchased;

(iv)

the voting and dividend rights attached to the repurchased shares will be suspended as long as the repurchased shares are held by the Company; and the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to the Company’s shareholders.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell the Company’s shares under the conditions set forth in article 430-15 of the Act, which are described above. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force.

The Articles authorize the board of directors to purchase the Company’s own shares in accordance with Luxembourg law on such terms and in such manner as may be authorized by the general meeting of shareholders in an ordinary resolution, subject to the rules of any stock exchange on which the shares are traded. The articles provide that the board of directors is authorized for a period of 5 years from March 4, 2024 to make (i) open market repurchases of shares subject to certain conditions and (ii) repurchases of shares other than as described in (i) where the same terms are offered to all shareholders in a similar situation. In addition, pursuant to Luxembourg law, the Company may directly or indirectly repurchase shares by resolution of its board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to the Company, or if the acquisition of shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the Act.

Preemptive and Accretion Rights

Under Luxembourg law, unless limited, waived or canceled by our board of directors in the context of the authorized share capital or pursuant to a decision of an extraordinary general meeting of shareholders pursuant to the provisions of the articles of association relating to amendments thereof, holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new ordinary shares issued for cash consideration. Our articles of association provide that pre-emptive rights can be waived, suppressed or limited by our board of directors for a period ending on the fifth anniversary of the date of extraordinary general meeting of shareholders held on March 4, 2024 which period therefore ends on March 4, 2029, in the event of an increase of the issued share capital by our board of directors within the limits of the authorized share capital. See “—Voting Rights.”

Voting Rights

Each class A share will be entitled to one vote per class A share. Each class B share will be entitled to ten votes per class B share.

Holders of class A shares and class B shares will vote together on all matters unless otherwise required by our articles of association or by law.

Amendment to Articles of Association

Shareholder Approval Requirements. Luxembourg law requires that an amendment to our articles of association generally be made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.

Pursuant to the Act and our articles of association, for an extraordinary resolution to be considered at a general meeting, the quorum must generally be at least 50% of our issued voting share capital. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise required by law) upon a two-thirds majority of the votes validly cast on such resolution. If the quorum of 50% is not reached at this meeting, a second general meeting may be convened, in which no quorum is required, and may approve the resolution at a majority of two-thirds of votes validly cast. Furthermore, if the relevant deliberation is likely to change the respective rights of the various share classes, the deliberation must, to be validly adopted, fulfill such quorum and majority requirements within each class.

Formalities. Any resolutions to amend the articles of association or to approve a merger, de-merger, conversion, dissolution or change of nationality must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management report(s) and the auditor’s report.

Dividends

The class A shares and class B shares will be entitled to participate equally in distributions made by us, with economic entitlement proportionate to the number of shares held (and not the voting power of a shareholder). There are no legislative or other legal provisions currently in force in Luxembourg or arising under our articles of association that restrict the payment of dividends or distributions to holders of our ordinary shares not resident in Luxembourg, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions. Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors, except in certain limited circumstances.

There are no fixed dates on which a shareholder is entitled to receive a dividend. The Company may declare and pay dividends in accordance with the Act. Dividends may be declared by the general meeting upon approval of the annual accounts for the immediately preceding financial year.

The articles of association of the Company also provide that the board of directors has the power to decide on and distribute interim dividends (including by way of staggered payments) by way of a cash dividend or by way of a dividend in kind, in accordance with the provisions applicable to commercial companies as set forth in the Act.

The amount of a dividend declared by the general meeting upon approval of the annual accounts may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, minus any losses carried forward and sums to be placed in reserve in accordance with the law or the articles of association of the Company. Interim dividends may be declared and paid by the board of directors out of available net profits, premium or other available reserves subject to complying with conditions required by law subject to such dividend not exceeding the amount available for distribution which shall not exceed total profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to the requirements of the law or the articles of association of the Company. Dividend payments that have not been claimed within five years after the date on which they become due revert back to the Company according to Article 2277 of the Luxembourg Civil Code.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution. Distributions may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law.

Annual accounts

Under Luxembourg law, our board of directors must prepare annual accounts and consolidated accounts. Except for certain cases as provided for by Luxembourg law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, management reports and auditor’s reports must be available for inspection by shareholders at our registered office and on our website for an uninterrupted period beginning at least eight calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and consolidated accounts are audited by an approved statutory auditor (réviseur d’entreprises agréé).

The annual accounts and the consolidated accounts, will be filed with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg) and disseminated as regulated information.

Changes in Capital

Our share capital may be increased or decreased by a decision of the general meeting of shareholders taken by the affirmative votes of at least two-thirds (2/3) of the votes validly cast on such resolution by shareholders entitled to vote in accordance with the articles of association of the Company, in a meeting at which the holders of at least one half (1/2) of the share capital in issue entitled to vote are present in person or by proxy.

The foregoing notwithstanding, on March 4, 2024, our shareholders delegated to our board of directors the authority to approve the issuance of up to 500,000,000 class A shares and up to 65,000,000 class B shares, which delegation will remain in place for five (5) years thereafter and will allow our board of directors to determine the timing, amount, and conditions of each such capital increase, without requiring further shareholders’ approval. This approval also included an express advanced waiver of any preemptive rights that would apply in connection with any such capital increases. The general meeting may amend, renew or extend such authorized share capital and such authorization to the board of directors to issue ordinary shares.

The board of directors may authorize the issuance of ordinary shares out of the authorized share capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in our articles of association. If the proposal of the board of directors to issue new ordinary shares exceeds the limits of our authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association.

Form and Transfer of Common Shares

Our shares are issued in registered form only (actions nominatives). Any shareholder may, subject to the provisions of the Act and the restrictions contained in the Company’s articles of association, transfer all or any of such shareholder’s shares by written instrument of transfer; provided that shares listed or admitted to trading on a stock exchange may be transferred in accordance with the rules and regulations of such exchange.

Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholders’ register. Transfers of ordinary shares not deposited into securities accounts are effective towards us and third parties either through the recording of a declaration of transfer into the shareholders’ register, signed and dated by the transferor and the transferee or their representatives or by us, upon notification of the transfer to, or upon the acceptance of the transfer by, us. Should the transfer of ordinary shares not be recorded accordingly, the shareholder is entitled to enforce his or her rights by initiating the relevant proceedings before the competent courts of Luxembourg.

Conversion

Each class B share is convertible into one class A share (i) automatically upon any transfer that is not a permitted transfer in accordance with the Company’s articles of association or (ii) at any time at the option of the holder of such class B share, exercised by notice to the Company in accordance with the Company’s articles of association. The board of directors may suspend the voting rights of such class B share until such class B share is converted into a class A share. The board of directors has the exclusive authority to determine whether a transfer of a class B share is a permitted transfer.

For so long as Enfoca and Luis Felipe Pinillos Casabonne hold in the aggregate 10% or more of the voting power of our issued and outstanding share capital, we will have a dual class structure. However, if, on any given date, the ordinary shares held directly or indirectly by Enfoca and Mr. Pinillos Casabonne represent in the aggregate less than 10% of the voting power of our issued and outstanding share capital, then all the class B shares will be immediately converted into class A shares with full and equal economic and voting rights as provided under Luxembourg law on a one-to-one basis and the board of directors may suspend the voting rights of any class B shares outstanding. For purposes of our articles of association, Enfoca is defined as Enfoca Discovery 2 LP, Enfoca Descubridor 1, Fondo de Inversión, Enfoca Descubridor 2, Fondo de Inversión, Enfoca Discovery 1 SAC, Enfoca Discovery Parallel SAC, Enfoca Sociedad Administradora de Fondos de Inversión S.A., Enfoca Asset Management Ltd. and Enfoca Investments Ltd., any other entity administered or controlled by Enfoca Investments Ltd, or any affiliate (i.e. any person directly or indirectly controlling, controlled by or under common control with the relevant person) of any of the foregoing.

Liquidation Rights

If we are liquidated, our shareholders only have the right to receive net assets remaining after payment of all debts, charges and expenses resulting from the liquidation after we comply with our obligation to pay all our creditors and after discounting any existing dividend liabilities. For this reason, we cannot assure you that we will be able to reimburse 100% of the book value of our ordinary shares, including the class A shares, in case of bankruptcy or liquidation.

In the event of the dissolution of the Company for whatever reason, the liquidation will be carried out by one or more liquidators appointed by the General Meeting which will determine their powers and their compensation. Once all debts, charges and liquidation expenses have been met, any balance resulting shall be paid to the shareholders.

Ordinary/Annual General Meeting and Extraordinary Meetings

Under Luxembourg law, our ordinary/annual general meeting of shareholders must be held during the six-month period after the end of each fiscal year.

Other shareholders’ meetings may be convened by the board of directors or by the statutory auditor(s) when it is requested by holders holding at least 10% of the share capital, as often as the interest of the Company demands and be held at such place and time as may be specified in the respective convening notice of the meeting. In such case, the general meeting of shareholders must be held within one month from the receipt of such request. If the meeting called is other than the annual shareholders’ meeting or a shareholders’ meeting required by Luxembourg law or the articles of association, the agenda will contain those matters requested by the shareholders who requested the meeting.

One or more shareholder(s) representing at least one-tenth of the share capital of the Company may require the inclusion of one or more items on the agenda of any general meeting of shareholders.

Notices of Meetings

Notice for shareholders’ meetings must include the date, time, place and agenda of the meeting and must be distributed through announcements filed with the Luxembourg Trade and Companies Register and published at least 15 days before the shareholders’ meeting on the Recueil électronique des sociétés et associations and in a Luxembourg newspaper. Notices by mail must be sent at least 8 days before the meeting to the registered shareholders by ordinary mail (lettre missive). Alternatively, notices may be exclusively given by registered mail if the company has only issued registered shares or if the addressees have individually agreed to receive the convening notices by another means of communication ensuring access to the information, by such means of communication. If all of the voting shareholders are present or represented at a general meeting of shareholders and have waived any convening requirements, the meeting may be held without prior notice or publication.

Quorum and Voting Requirements

An extraordinary general meeting of shareholders convened for the purposes of amending the articles of association of the Company must have a quorum of at least 50% of our issued share capital. If such quorum is not present, a second meeting may be convened for which Luxembourg law does not prescribe a quorum. Amendments to the articles of association are subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders. Furthermore, if the relevant deliberation is likely to change the respective rights of the various share classes, the deliberation must, to be validly adopted, fulfill such quorum and majority requirements within each class. In accordance with our articles of association and Luxembourg law, in order for the Company to determine which shareholders are entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days before the date of such meeting. If the board of directors does not fix a record date, the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business in Luxembourg on the day that is not a Saturday, Sunday or Luxembourg public holiday next preceding the day on which notice is given.

Limitations on the Rights of Nonresidents or Foreign Shareholders

There are no limitations under our articles of association or Luxembourg law on the rights of non-residents or foreign shareholders to own securities or exercise voting rights with respect to our securities.

Disclosure of Shareholdings

There are no provisions in our articles of association governing the ownership threshold above which share ownership must be disclosed.

However, the Luxembourg law of 12 November 2004 on the fight against money laundering and terrorism financing, as amended (the “AML Law”), the Grand-Ducal regulation of 1st February 2010 providing details on certain provisions of the said law (the “Grand-Ducal Regulation”), the law of 13 January 2019 establishing a register of beneficial owners (the “UBO Register Law”) and article 6(a)(i) of the Directive (EU) 2015/849 of the European Parliament and of the Council of 20 May 2015 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing, as amended (the “Fourth AML Directive,” together with the AML Law, the UBO Register Law and the Grand-Ducal Regulation, the “AML Regulations”) require the board of directors to declare the existence of any ultimate beneficial owner (bénéficiaire effectif) of the Company in the sense of article 7(a)(i) of the AML Law i.e., a natural person holding directly or indirectly a shareholding of 25% plus one share or an ownership interest of more than 25% or otherwise controlling the Company.

Mergers and De-mergers

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to the absorbing company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, subject to certain exceptions, be approved by a special resolution of shareholders of the company adopted at the occasion of an extraordinary general meeting held before a notary. Similar rules apply to a de-merger of a Luxembourg company.

Anti-Takeover Provisions

Our articles of association provide a classified board, which means that our board of directors will be classified into three classes of directors that are, as nearly as possible, of equal size. (i) The class A directors shall serve for an initial three-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2026, (ii) the class B directors shall serve for an initial four-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2027 and (iii) the class C directors shall serve for an initial five-year term of office until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2028. Following the expiry of their initial term, each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The existence of a classified board could impede a proxy contest or delay a successful tender offeror from obtaining majority control of the board of directors, and the prospect of that delay might deter a potential offeror.